UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Kona Grill, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

50047H201

(CUSIP number)

Berke Bakay

c/o BBS Capital Management, LP

5524 E. Estrid Avenue

Scottsdale, AZ 85254

- with copies to -

Douglas T. Holod

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612) 672-8313

(Name, address and telephone number of person authorized to receive notices and communications)

May 2, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS BBS Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,330,000
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,330,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS BBS Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS BBS Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS BBS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,330,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS Berke Bakay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 614,953
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,482,602
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 614,953
	10	SHARED DISPOSITIVE POWER 1,482,602
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,097,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 10 Pages

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP (the “Fund”), BBS Capital Management, LP (“BBS Management”), BBS Capital GP, LP (“BBS GP”), BBS Capital, LLC (“BBS Capital”) and Berke Bakay (collectively, the “ Reporting Persons ”), relating to shares of common stock of Kona Grill, Inc. (the “ Issuer ”), par value $0.01 per share (the “ Common Stock ”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “ SEC ”) on June 17, 2009, as amended by Amendment No. 1 filed with the SEC on September 4, 2009, as amended by Amendment No. 2 filed with the SEC on October 29, 2009, as amended by Amendment No. 3 filed with the SEC on November 2, 2010, as amended by Amendment No. 4 filed with the SEC on November 26, 2010, as amended by Amendment No. 5 filed with the SEC on January 31, 2012, and as amended by Amendment No. 6 filed with the SEC on February 14, 2014, and as amended by Amendment No. 7 filed with the SEC on July 1, 2014, and as amended by Amendment No. 8 filed with the SEC on May 19, 2017, and as amended by Amendment No. 9 filed with the SEC on August 9, 2017, (the “ 13D ”).

Item 3.	Source and Amounts of Funds or Other Consideration

As described herein, on May 4, 2018, Mr. Bakay purchased 492,997 shares of Common Stock at $1.785 per share, pursuant to a Subscription Agreement dated May 2, 2018 (the “Subscription Agreement”). The total purchase price was $880,000. The source of funds used in connection with the purchase of these shares of Common Stock was a loan to Mr. Bakay from Ahwanova Limited (“Ahwanova”) pursuant to a Loan Note Instrument dated May 2, 2018 (the “Loan Note Instrument”), between Mr. Bakay and Wisdom Sail Limited (“Wisdom Sail”). Wisdom Sail assigned its rights and obligations under the loan note to Ahwanova by issuing a loan note transfer to Ahwanova on May 4, 2018.

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended by adding the following:

On May 4, 2018, Mr. Bakay acquired 492,997 shares of the Company’s Common Stock at a purchase price of $1.785. The purchase was related to the Company’s private placement of 2,651,261 shares of Common Stock to Ahwanova at a purchase price of $1.785 on May 4, 2018, as described in the Company’s Form 8-K report filed on May 7, 2018. Mr. Bakay acquired the 492,997 shares in order to retain his current beneficial ownership of 15.7% following the private placement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended and restated to read as follows:

(a) The Fund is the beneficial owner of the 1,330,000 shares of Common Stock it beneficially holds, which represents 10.0% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, and BBS Capital are each the beneficial owners of the 1,330,000 shares of Common Stock of the Issuer held by the Fund, which represents 10.0% of the Issuer’s outstanding shares of Common Stock.

Mr. Bakay is deemed to own the above shares, 492,997 shares acquired in the private placement, 152,602 shares owned by a trust for the benefit of his children and options to purchase common stock in the amount of 121,956 shares that are presently exercisable or become exercisable within 60 days of the date hereof. Thus, he is deemed to own 2,097,555 shares of Common Stock, which represents 15.7% of the Issuer’s outstanding Common Stock.

The above percentages and other percentages in this Amendment No. 10 were calculated on the basis of issued and outstanding shares of the Company which (1) reflect the issuance of 2,651,261 shares to Ahwanova and 492,997 shares to Mr. Bakay on May 4, 2018 as described herein, and (2) assume the full exercise of the options held by Mr. Bakay that are presently exercisable or become exercisable within 60 days of the date hereof.

(b) The Fund has the sole power to vote and dispose of the 1,330,000 shares of Common Stock it currently holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund and the 152,602 shares owned by a trust for the benefit of his children and the sole power to vote the 492,997 shares acquired in the private placement and the 121,956 shares of Common Stock that are issuable upon the exercise of the options that are currently vested or that vest within 60 days.

As a result of the pledge of the option shares pursuant to the Pledge Agreement (as defined below), pursuant to Rule 13d-3(a) under the Act, Ahwanova and certain affiliates of Ahwanova who filed a Schedule 13D on May 11, 2018 (the “Ahwanova Group”) may be deemed to share voting and dispositive power with respect to the option shares. The Ahwanova Group has disclaimed beneficial ownership of such shares pursuant to Rule 13d-4 under the Act, and the Reporting Persons concur in this disclaimer of such beneficial ownership.

Page 8 of 10 Pages

(c) On May 4, 2018, Mr. Bakay acquired 492,997 shares of the Company’s common stock in the private placement at a purchase price of $1.785 per share as described herein.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Subscription Agreement

On May 2, 2018, the Company and Mr. Bakay entered into the Subscription Agreement, pursuant to which Mr. Bakay subscribed for 492,997 newly issued shares of Common Stock issued by the Company for an aggregate purchase price of $880,000. Under the Subscription Agreement, the subscription price of the Common Stock is $1.785 per share. This purchase was completed on May 4, 2018.

Registration Rights Agreement

On May 4, 2018, Mr. Bakay and Ahwanova entered into a registration rights agreement with the Company (the “Registration Rights Agreement”), pursuant to which Mr. Bakay has certain rights to require the Company to register any Common Stock that is owned by Mr. Bakay and was acquired from the Company pursuant to the Subscription Agreement. Pursuant to the Registration Rights Agreement, Mr. Bakay has certain “piggy-back” registration rights and the right to request the Company to file a shelf registration statement. The Company will bear all expenses relating to registration, other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Mr. Bakay against certain losses in connection with the registration.

Loan and Pledge Arrangement

On May 2, 2018, Mr. Bakay and Wisdom Sail entered into the Loan Note Instrument, pursuant to which Mr. Bakay agreed to issue the Loan Note to Wisdom Sail in the principal amount of $880,000.00 upon the terms and conditions set out in the Loan Note Instrument. This loan has a term of 60 months and bears an interest rate of 5% per annum. On May 4, 2018, Wisdom Sail assigned and transferred its rights and obligations under the Loan Note to Ahwanova by issuing a loan note transfer to Ahwanova. On May 4, 2018, Ahwanova and Mr. Bakay entered into a pledge agreement (the “Pledge Agreement”), pursuant to which Mr. Bakay pledged and granted to Ahwanova a lien on and security interest in and to all of the right, title and interest of Mr. Bakay in his 269,982 stock options in the Company and future stock options granted to Mr. Bakay, together with certain ancillary rights, entitlements and benefits of such options upon the terms and conditions set out in the Pledge Agreement.

The foregoing description of the Subscription Agreement, the Registration Rights Agreement, the Loan Note Instrument, the Loan Note and the Option Pledge Agreement is a description only and is qualified in its entirety by reference to the complete text of such documents, copies of which are incorporated by reference as Exhibits 99.2, 99.4, 99.5, 99.6 and 99.7 to this Amendment No. 10.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement among the Reporting Persons (incorporated by reference to Schedule 13D filed by the Reporting Persons on June 17, 2009).

Exhibit 99.2. Subscription Agreement dated May 2, 2018, by and between the Company and Berke Bakay (incorporated by reference to Form 8-K filed on May 7, 2018).

Exhibit 99.3 Assignment Agreement dated May 3, 2018, by and among Wisdom Sail and Ahwanova (incorporated by reference to Schedule 13D filed by the Ahwanova Group on May 11, 2018).

Exhibit 99.4 Registration Rights Agreement dated May 4, 2018, by and among the Issuer, Ahwanova and Berke Bakay (incorporated by reference to Form 8-K filed on May 7, 2018).

Exhibit 99.5 Loan Note Instrument dated May 2, 2018, by and among Wisdom Sail and Berke Bakay (incorporated by reference to Schedule 13D filed by the Ahwanova Group on May 11, 2018).

Page 9 of 10 Pages

Exhibit 99.6 Loan Note Transfer dated May 4, 2018, issued by Wisdom Sail to Ahwanova (incorporated by reference to Schedule 13D filed by the Ahwanova Group on May 11, 2018).

Exhibit 99.7 Pledge Agreement dated May 4, 2018, by and among Ahwanova and Berke Bakay (incorporated by reference to Schedule 13D filed by the Ahwanova Group on May 11, 2018).

Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2018

By:	/s/ Berke Bakay
Nam:	Berke Bakay

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager